

**To the Holders of:**
Structured Asset Trust Unit Repackagings (Saturns)
Goldman Sachs Capital I Capital Security Backed
Series 2004-4

| | |
|---|---|
| CLASS A CUSIP NO. | 80411Y209 |
| CLASS B CUSIP NO. | 80411YAA8 |

Distribution Date June 5, 2014

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Class | Principal Amount Class B (Notional Value) | Principal Payment | Ending Principal Amount | Fixed Rate/ Class B Rate per Unit (3,615 Units) | Day Count | Fixed Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|---|
| Class A | $20,000,000.00 | $20,000,000.00 | $0.00 | 6.00000% | 180/360 | $ 366,666.67 | $0.00 | $ 20,366,666.67 |
| Class B | $892,000.00 | $0.00 | $0.00 | 37.13 | 180/360 | $ 759,752.56 | $0.00 | $ 759,752.56 |

| **Underlying Security** | Goldman Sachs Group Inc 6.345% Cap I due February 15, 2034 Cusip 38143VAA7 |
|---|---|
| Payment Dates | February & August 15 or NBD |
| Current Principal Balance | $0.00 |
| Annual Coupon Rate (Fixed) | 6.34500% |
| Interest Payment Received | $0.00 |
| **Additional Information** | |
| Trustee Fees | |
| Expense Account Deposit | |

| | Original Ratings | | Current Ratings | | |
|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | Moody's | S & P | Date |
| 38143VAA7 | A1 | A- | A3 | BBB- | |
| 80411Y209 | A1 | A- | A3 3/10/10 | BBB- 12/22/10 | |
| 80411YAA8 | A1 | A- | A3 3/10/10 | BBB- 12/22/10 | |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.